January 31, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington D.C. 20549

Re:	Impact BioMedical, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed January 9, 2023
File No. 333-253037

Ladies and Gentlemen:

On behalf of Impact BioMedical, Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on January 20, 2023, regarding the amendment to the Company’s Registration Statement on Form S-1, which was filed with the Commission on January 9, 2023 (“Amendment No. 7”).

The substance of the Staff’s comments has been restated below in bold/italicized text. The Company’s responses to the Staff’s comments are set out immediately under the restated comment. An amendment to the Registration Statement that reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, has also been filed on this date (“Amendment No. 8”). Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 7.

Amendment No. 7 to Form S-1 filed January 9, 2023 Capitalization, page 17

1.	Your “Total capitalization” line item does not appear mathematically accurate. Please advise us or revise your filing accordingly.

Response: The Company has revised the Registration Statement to clarify its total capitalization line item.

Sincerely,

Darrin M. Ocasio, Esq.

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